Exhibit 12.1

                             Hvide Marine Incorporated
                 Computation of Ratio of Earnings to Fixed Charges
                      (In thousands, except ratio amounts)


                                                                                                                Nine Months
                                                                                                                   Ended
                                                                   Year Ended December 31,                     September 30,
                                                     1992       1993       1994       1995       1996        1996       1997
Income (loss) from operations
   before income taxes..........................  $     168  $   3,691  $     547  $    (362) $   9,576    $   4,325  $  28,508
Add (deduct)
   Fixed charges less capitalized interest            7,639      7,363      8,443     14,885     15,239       10,977      9,059
   Minority interest in consolidated subsidiaries       183      1,179        184        --         --            --        --
   Minority interest adjustment for losses of
     majority owned subsidiaries................         --         --         --       (625)      (756)        (700)       (80)
   Net losses related to 50% or less owned
     subsidiaries...............................         --         --         --        488         --           --         --
Adjusted Earnings...............................  $   7,990  $  12,233  $   9,174  $  14,386  $  24,059    $  14,602  $  37,487

Fixed Charges:
   Interest expense.............................  $   4,331  $   3,606  $   5,614  $  11,748  $  11,908    $   8,802  $   5,218
   Capitalized interest.........................         --         --         --         --         --           --        775
   Amortization of debt expense and debt
     discounts..................................      1,080      1,642        837      1,206      1,225          920        445
   Interest portion of rental expense                 2,228      2,115      1,992      1,931      2,106        1,255      1,444
   Preferred Stock dividends....................          0          0          0         --         --           --      1,952

Total fixed charges.............................  $   7,639  $   7,363  $   8,443  $  14,885  $  15,239    $  10,977  $   9,834

Ratio of Earnings to fixed charges(1)                  1.05       1.66       1.09       0.97       1.58         1.33       3.81

(1) The ratio of earnings to fixed charges is computed by dividing the Company's pre-tax income from continuing operations adjusted for fixed charges less minority interest in the income or loss of majority-owned subsidiaries divided by fixed charges. Fixed charges include interest and amortization of debt expense and discount. Earnings for the year ended December 31, 1995 were not able to cover fixed charges by $499,000.